EXHIBIT 77O

TRANSACTIONS EFFECTED PURSUANT TO RULE 10f-3



John Hancock European Equity Fund purchased 6,417 shares of common stock in an offering of 43,200,000 shares of common stock sold by Morgan Stanley Dean Witter (issuer-Credit Lyonnais) at a
price of EUR 19 on July 8, 2000.   The seller to the fund was
Morgan Stanley Dean Witter.

The underwriting syndicate included Credit Lyonnais, Credit Agricole Indosuez Lazard, CDC Marches, BNP Paribas, Morgan Stanley Dean Witter, SG Investment Banking, HSBC & CCF, Donaldson, Lufkin & Jenrette, Lehman Brothers, Casenove & Co., Commerzbank Aktiengesellschaft, Mediobanca-Banca di Credito Finanziario S.p.A., Nomura International, Robertson Stephens International.

The determinations required pursuant to Rule 10f-3 were made in reliance on written representations by Indocam International
Investment Services including a section 10f-3 compliance report.